UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-32929

POLYMET MINING CORP.
(Translation of registrant's name into English)

444 Cedar Street, Suite 2060,
St. Paul, MN 55101
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[               ] Form 20-F   [ X ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

EXPLANATORY NOTE

This report on Form 6-K and attached exhibit are incorporated by reference into Registration Statement No. 333-192208 and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by PolyMet Mining Corp. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

On July 16, 2023, PolyMet Mining Corp. (the “Company”) entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Glencore AG (“Glencore”) in respect of a plan of arrangement under the Business Corporations Act (British Columbia) (the “BCBCA”). The Arrangement Agreement provides for the terms and conditions pursuant to which Glencore has agreed to acquire all of the outstanding share capital in the Company that is not owned directly or indirectly by Glencore, and provides that the Company’s minority shareholders (i.e. holders of the approximately 17.8%) would receive US$2.11 in cash per Common Share (the “Transaction”).

The terms of the Arrangement Agreement further provide that the Transaction will be implemented by way of a statutory plan of arrangement under the BCBCA (the “Plan of Arrangement”). The Plan of Arrangement and the implementation of the arrangement (the “Arrangement”) is subject to the review and approval of the Supreme Court of British Columbia. In addition, the Arrangement is subject to certain other conditions, including, among other customary closing conditions, (i) approval of sixty-six and two-thirds percent (66-2/3%) of votes cast by shareholders of the Company (including Glencore) (the “Company Shareholders”) at a special meeting of Company Shareholders to be called to consider the Arrangement (the “Special Meeting”) and (ii) approval cast by a majority of the votes of the disinterested Company Shareholders at the Special Meeting (such approvals, the “Requisite Shareholder Approvals”).

The Arrangement Agreement and the Arrangement have been approved by the Board of Directors of the Company (the “Company Board”) and a special committee of the Company comprised solely of independent directors.

The Arrangement Agreement contains customary representations and warranties of the Company, on the one hand, and Glencore, on the other hand. The Company has also agreed to customary covenants regarding the operation of the Company and its subsidiaries prior to the completion of the Arrangement, including covenants not to, during the pendency of the Plan of Arrangement, solicit alternative transactions. The Company has also agreed to notify Glencore if the Company or its subsidiaries receive any inquiry, proposal or offer concerning an alternative transaction (any such inquiry, proposal or offer, an “Acquisition Proposal”).

The Arrangement Agreement contains certain customary mutual termination rights for both the Company and Glencore, including a right to terminate (i) by mutual agreement, (ii) if the Arrangement is not completed by December 31, 2023, subject to certain exceptions pursuant to the terms of the Arrangement Agreement (the “Outside Date”, and such termination right, an “Outside Date Termination Right”), (iii) if any law is enacted that prohibits or makes the consummation of the Arrangement illegal or (iv) if the Requisite Shareholder Approvals are not obtained at the Special Meeting (a “Shareholder No Vote Termination Right”).

The Arrangement Agreement contains customary termination rights for Glencore, including a right to terminate (i) for a breach of any representation and warranty or failure to perform any covenant on the part of the Company, subject to certain qualifications, (ii) if prior to obtaining the Requisite Shareholder Approvals, the Company Board or a committee of the Company Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, in a manner that is adverse to Glencore, its recommendation that the Company Shareholders vote in favor of the Arrangement at the Special Meeting (a “Change in Recommendation”), or states its intention to do any of the foregoing, (iii) if the Company breaches its non-solicitation covenant in any material respect or (iv) if a Material Adverse Effect has occurred.

The Arrangement Agreement contains customary termination rights for the Company, including a right to terminate for a breach of any representation and warranty or failure to perform any covenant on the part of Glencore that would result in the corresponding closing conditions not being satisfied, subject to certain other qualifications.

The Company will pay to Glencore an amount equal to US$12,000,000 (such amount, the “Termination Amount”) under certain circumstances, including if the Arrangement Agreement is terminated (i) in the event that a public Acquisition Proposal is made to the Company or the Company Shareholders prior to the Special Meeting, and (A) (1) either the Company or Glencore has exercised its Outside Date Termination Right or Shareholder No Vote Termination Right, or (2) Glencore has exercised its termination right due to a breach of any representation and warranty or failure to perform any covenant on the part the Company that would result in the corresponding closing condition not being satisfied, subject to certain other qualifications, and (B) the Company has (1) completed any transaction in respect of any Acquisition Proposal within 12 months of the termination of the Arrangement Agreement, or (2) the Company has entered into any definitive agreement in respect of any Acquisition Proposal or the Company Board has recommended any Acquisition Proposal, in each case, within 12 months after the Arrangement Agreement is terminated, and such alternative transaction is subsequently completed; (ii) by Glencore if there is a Change in Recommendation by the Company Board; (iii) by Glencore, if the Company breaches its non-solicitation covenant in any material respect; (iv) by the Company, if the Company board of directors authorizes the Company to enter into a definitive agreement for the implementation of a Superior Proposal; or (v) by the Company or Glencore by exercise of a Shareholder No Vote Termination Right and, at the time of such termination, Glencore was entitled to terminate the Agreement as provided in clause (ii) or clause (iii) above.

On July 17, 2023, the Company also issued a press release (the “Press Release”), which disclosed entry into the Arrangement Agreement. Copies of the Press Release and the Arrangement Agreement filed as Exhibit 99.1 and Exhibit 99.2, respectively.

Concurrently with entry into the Arrangement Agreement, Glencore and all directors and officers of the Company that own Common Shares (each, a “Supporting Company Shareholder”) have entered into voting and support agreements (each, a “Support Agreement”), pursuant to which each such Supporting Company Shareholder has agreed, among other things, to vote their Common Shares in favor of the adoption of the Arrangement Agreement and the Arrangement. The form of the Support Agreements is filed as Exhibit 99.3.

It is expected that, upon completion of the Arrangement, the Company’s securities will be delisted from NYSE American and the Toronto Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and the Company will submit an application to cease to be a reporting issuer under applicable Canadian securities laws.

SUBMITTED HEREWITH

Exhibit	Description

99.1	Press Release
99.2	Arrangement Agreement with Plan of Arrangement included under Schedule
99.3	Support and Voting Agreement Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PolyMet Mining Corp.
(Registrant)

Date: July 17, 2023	By:	/s/ Jonathan Cherry
Jonathan Cherry
	Title:	Chairman, President and CEO